EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Report - Wholesale Market - Intention to Publish a Telephony Hearing

Pursuant to the Company's immediate reports with respect to the Israeli High Court of Justice case in the matter of the wholesale market, and pursuant to the description provided in Section 1.6.3 of the Description of the Corporation's Business clause in the Company's periodic report as of the year 2014 regarding the wholesale market, the Company hereby reports that on October 8, 2015, the Ministry of Communications notified the court, that without prejudice to its position, that it is of the opinion that in light of the importance attributed by the Office to the ability of the service providers to offer to their subscribers, without delay, a service package which includes telephony service, and in order not to allow any further delay in the provision of this service, the Office concocts a hearing which it intends to make public soon, regarding the obligation of the Company to provide to the service providers a telephony service, by way of resell, and to prescribe the maximum tariffs for the provision of such service.

In its notice, the Office stated that this was a different wholesale service which, also in accordance with the Company's own line of argument, does not require any preparation or modification to be performed in its engineering systems, and therefore could be offered immediately, and that this offer was proposed as an interim solution for a limited period of one year.

The Office's notice sated that there are grounds to allow the parties to exhaust the proceedings described in the notice and file to the court a notice of update after the hearing is concluded.

The meaning of the notice is depended on the specifics of the hearing and on its outcome which, at this point in time, the Company is unable to predict.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.